FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 29, 2019

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. reports Fourth Quarter 2018 Financial Results in an investor conference” dated January 29, 2019.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Fourth Quarter 2018 Results” dated January 29, 2019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 29, 2019	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

 Item 1

News Release

AU Optronics Reports NT$10.16 Billion Net Profit Attributable to Owners of the Company for 2018 – Six Consecutive Years of Profitability

Issued by: AU Optronics Corp.
Issued on: January 29, 2019

Hsinchu, Taiwan, January 29, 2019–

AU Optronics Corp. ("AUO" or the "Company") (TWSE: 2409; NYSE: AUO) today held its investor conference and announced its consolidated financial results for the fourth quarter and fiscal year of 2018(1).

Consolidated revenues for the fourth quarter of 2018 were NT$77.09 billion, down by 4.9% quarter-over-quarter. AUO’s net profit attributable to owners of the Company for the fourth quarter of 2018 was NT$0.28 billion, with a basic EPS(2) of NT$0.03.

For the fiscal year of 2018, consolidated revenues totaled NT$307.63 billion, a decrease of 9.8% year-over-year. Net profit attributable to owners of the Company was NT$10.16 billion, with a basic EPS(2) of NT$1.06.

In the fourth quarter of 2018, large-sized panel(3) shipments exceeded 28.45 million units, down by 4.5% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter reached around 32.15 million units, down by 24.5% quarter-over-quarter.

For the full year of 2018, large-sized panel(3) shipments exceeded 114.79 million units, an increase of 2.7% from the previous year. Small-and-medium-sized panel shipments totaled 166.60 million units, down by 1.3% year-over-year.

Highlights of consolidated results for the fourth quarter of 2018:

•	Revenues of NT$77.09 billion

•	Operating loss of NT$1.45 billion

•	Net profit attributable to owners of the Company at NT$0.28 billion

•	Basic EPS(2) of NT$0.03

•	Gross margin was 5.3%

1/3

•	Operating margin was -1.9%

•	EBITDA(4) margin was 9.7%

•	Operating margin of Display Segment was -1.7%

•	EBITDA(4) margin of Display Segment was 10.1%

Highlights of consolidated results for the fiscal year of 2018:

•	Revenues of NT$307.63 billion

•	Operating profit of NT$6.67 billion

•	Net profit attributable to owners of the Company at NT$10.16 billion

•	Basic EPS(2) of NT$1.06

•	Gross margin was 9.1%

•	Operating margin was 2.2%

•	EBITDA(4) margin was 13.3%

•	Operating margin of Display Segment was 2.7%

•	EBITDA(4) margin of Display Segment was 14.0%

In the fourth quarter, as new capacity being added to the market, industry supply and demand balance became looser. As a result, panel prices were on the decline, and net profit attributable to owners of the Company amounted to only NT$0.28 billion in the fourth quarter. In terms of the full year of 2018, revenues declined by 9.8% year over year to NT$307.63 billion. However, with consistent focus on the value transformation strategy, the Company was still able to maintain a good level of profitability. For the full year of 2018, operating profit reached NT$6.67 billion, net profit attributable to owners of the Company reached NT$10.16 billion, and basic earnings per share were NT$1.06. The Company’s financial structure was also maintained at a stable and healthy status.

Looking into 2019, as new capacity continues to ramp up, oversupply may become a display industry normal in the next few years. Furthermore, there could be uncertainties coming from both global economy and international trade situations. Facing the challenging business environment, the Company will insist on its core strategy, focusing on sustaining financial health, value enhancement and continuous innovation. In that way, the Company will be able to strengthen its long-term competitiveness, and march forward to the goal of value creation.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the fourth quarter and the fiscal year of 2018 were calculated based on the weighted average outstanding shares of the fiscal year of 2018 (9,624 million shares).

2/3

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. Based on its profound R&D and manufacturing experience, AUO offers a full range of display applications and smart solutions integrating software and hardware, and leverages its core expertise to enter new business areas such as solar, general health and circular economy. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index since 2010. AUO’s consolidated net revenues in 2018 were NT$307.63 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 29, 2018. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Public Communication Dept.

Jessie Lee	Tel: +886-3-5008800 ext 3206	Email : jessie.jc.lee@auo.com
Katie Chen	Tel: +886-3-5008800 ext 3615	Email : katie.chen@auo.com

3/3

 Item 2

AU Optronics Corp.

Fourth Quarter 2018 Results Investor Conference

友達光電

2018年第四季法人說明會

Jan. 29, 2019

 Safe Harbor Notice

•	The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

•	Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

•	Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

•	Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

 Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million
	4Q18		3Q18		QoQ %	4Q17

Net Sales	77,093	100.0%	81,043	100.0%	(4.9%)	80,664	100.0%
Cost of Goods Sold	(73,010)	(94.7%)	(72,402)	(89.3%)	0.8%	(69,488)	(86.1%)
Gross Profit	4,084	5.3%	8,641	10.7%	(52.7%)	11,176	13.9%
Operating Expenses	(5,537)	(7.2%)	(5,572)	(6.9%)	(0.6%)	(5,473)	(6.8%)
Operating Profit(Loss)	(1,454)	(1.9%)	3,069	3.8%	－	5,703	7.1%
Net Non-operating Income(Expenses)	1,104	1.4%	2,109	2.6%	(47.7%)	(440)	(0.5%)
Profit(Loss) before Tax	(350)	(0.5%)	5,177	6.4%	－	5,263	6.5%
Net Profit(Loss)	(426)	(0.6%)	4,319	5.3%	－	3,654	4.5%
Net Profit Attributable to Owners of Company	281	0.4%	4,318	5.3%	(93.5%)	4,195	5.2%
Basic EPS (NT$)(a )	0.03		0.45		(93.3%)	0.44

Operating Profit + D&A	7,510	9.7%	11,808	14.6%	(36.4%)	14,403	17.9%

Display Segment Information:
Net Sales	73,554	100.0%	77,183	100.0%	(4.7%)	76,255	100.0%
Operating Profit(Loss)	(1,260)	(1.7%)	3,350	4.3%	－	6,022	7.9%
Operating Profit + D&A	7,417	10.1%	11,782	15.3%	(37.0%)	14,348	18.8%

Unit Shipments (mn)(b )
Large Size Panels	28.5		29.8		(4.5%)	28.6
Small & Medium Size Panels	32.1		42.6		(24.5%)	47.0

a)	Basic EPS in 4Q18 and 3Q18 were calculated based on the weighted average outstanding shares of 2018 (9,624m shares); Basic EPS in 4Q17 was calculated based on the weighted average outstanding shares of 2017 (9,624m shares).

b)	Large size refers to panels that are 10 inches and above

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

 Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million

	FY 2018		FY 2017		YoY %

Net Sales	307,634	100.0%	341,028	100.0%	(9.8%)
Cost of Goods Sold	(279,495)	(90.9%)	(279,987)	(82.1%)	(0.2%)
Gross Profit	28,140	9.1%	61,042	17.9%	(53.9%)
Operating Expenses	(21,472)	(7.0%)	(21,903)	(6.4%)	(2.0%)
Operating Profit	6,668	2.2%	39,139	11.5%	(83.0%)
Net Non-operating Income	4,548	1.5%	224	0.1%	1926.1%
Profit before Tax	11,216	3.6%	39,364	11.5%	(71.5%)
Net Profit	7,960	2.6%	30,258	8.9%	(73.7%)
Net Profit Attributable to Owners of Company	10,161	3.3%	32,359	9.5%	(68.6%)
Basic EPS (NT$)(a )	1.06		3.36		(68.5%)

Operating Profit + D&A	40,895	13.3%	75,569	22.2%	(45.9%)
ROE(b)	4.9%		16.6%		(70.3%)

Display Segment Information:
Net Sales	290,785	100.0%	322,335	100.0%	(9.8%)
Operating Profit	7,793	2.7%	39,971	12.4%	(80.5%)
Operating Profit + D&A	40,774	14.0%	74,788	23.2%	(45.5%)

Unit Shipments (mn)(c)
Large Size Panels	114.8		111.8		2.7%
Small & Medium Size Panels	166.6		168.9		(1.3%)

a)	Basic EPS in both 2018 and 2017 were calculated based on the weighted average outstanding shares of 9,624m shares.

b)	ROE was based on average equity attributable to shareholders of the parent company

c)	Large size refers to panels that are 10 inches and above

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

 Consolidated Balance Sheet Highlights

Amount : NT$ Million
	4Q18	3Q18	QoQ %	4Q17
Cash and Cash Equivalents (a )
	69,163	63,060	9.7%	105,021
Inventory	26,309	27,235	(3.4%)	24,854
Short Term Debt (b )	30,142	25,964	16.1%	11,580
Long Term Debt	56,709	62,861	(9.8%)	102,453
Equity	217,279	217,275	0.0%	225,245
Total Assets	409,832	411,900	(0.5%)	441,451

Inventory Turnover (Days)(c)	33	34	33
Net Debt to Equity (d )	8.1%	11.9%	4.0%

a)	Excluding time deposit with maturity longer than 3 months (NT$0m in 4Q18, 3Q18 and 4Q17 )

b)	Short term debt refers to all interest bearing debt maturing within one year

c)	Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d)	Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and Cash Equivalents) / Equity

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

 Consolidated Cash Flow Highlights

Amount : NT$ Million
	4Q18	3Q18	QoQ

From Operating Activities	12,738	9,434	3,304
Profit(Loss) before Tax	(350)	5,177	(5,527)
Depreciation & Amortization	8,964	8,739	224
Net Change in Working Capital	5,429	(4,125)	9,554
From Investing Activities	(4,977)	(8,211)	3,234
Capital Expenditure	(8,296)	(7,563)	(733)
From Financing Activities	(2,201)	(19,478)	17,276
Net Change in Debt	(2,214)	(4,901)	2,686
Net Change in Cash(a )	6,103	(19,264)	25,368

a)	In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

 Display Revenue Breakdown by Application

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

 Display Revenue Breakdown by Size

100%
80%
60%
40%
20%
0%
30%
12%
15%
25%
18%
27%
11%
17%
27%
18%
25%
10%
18%
29%
18%
24%
10%
21%
28%
17%
25%
11%
18%
29%
17%
4Q17
1Q18
2Q18
3Q18
4Q18
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

 Consolidated Shipments & ASP by Area

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

 Consolidated Small & Medium Panel

Shipments by Area & Revenues

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

 www.auo.com

ir@auo.com

© 2018 AU Optronics Corporation – Proprietary and Confidential	2

OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended December 31, 2018 and 2017 and September 30, 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison

		4Q18		4Q17			4Q18		3Q18
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%

Net Sales	2,519	77,093	100.0	80,664	(4.4)	2,519	77,093	100.0	81,043	(4.9)
Cost of Goods Sold	2,385	73,010	94.7	69,488	5.1	2,385	73,010	94.7	72,402	0.8

Gross Profit	133	4,084	5.3	11,176	(63.5)	133	4,084	5.3	8,641	(52.7)

Operating Expenses	181	5,537	7.2	5,473	1.2	181	5,537	7.2	5,572	(0.6)

Operating Profit(Loss)	(47)	(1,454)	(1.9)	5,703	－	(47)	(1,454)	(1.9)	3,069	－

Net Non-operating Income(Expenses)	36	1,104	1.4	(440)	－	36	1,104	1.4	2,109	(47.7)

Profit(Loss) before Income Tax	(11)	(350)	(0.5)	5,263	－	(11)	(350)	(0.5)	5,177	－

Income Tax Expense	(2)	(76)	(0.1)	(1,610)	(95.3)	(2)	(76)	(0.1)	(858)	(91.1)

Net Profit(Loss)	(14)	(426)	(0.6)	3,654	－	(14)	(426)	(0.6)	4,319	－

Other Comprehensive Income(Loss)	13	407	0.5	(475)	－	13	407	0.5	(1,971)	－

Total Comprehensive Income(Loss)	(1)	(19)	(0.0)	3,179	－	(1)	(19)	(0.0)	2,348	－
Net Profit(Loss) Attributable to:

Owners of Company	9	281	0.4	4,195	(93.3)	9	281	0.4	4,318	(93.5)
Non-Controlling Interests	(23)	(707)	(0.9)	(541)	30.7	(23)	(707)	(0.9)	1	－

Net Profit(Loss)	(14)	(426)	(0.6)	3,654	－	(14)	(426)	(0.6)	4,319	－
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	19	576	0.7	3,774	(84.7)	19	576	0.7	2,909	(80.2)
Non-Controlling Interests	(19)	(596)	(0.8)	(596)	(0.0)	(19)	(596)	(0.8)	(561)	6.2

Total Comprehensive Income(Loss)	(1)	(19)	(0.0)	3,179	－	(1)	(19)	(0.0)	2,348	－

Basic Earnings Per Share	0.001	0.03		0.44		0.001	0.03		0.45
Basic Earnings Per ADS(2)
	0.010	0.29		4.36		0.010	0.29		4.49
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.61 per USD as of December 31, 2018

   (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Period Ended December 31, 2018 and 2017

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)

except for per share amounts and shares outstanding)

		Year over Year Comparison

		FY 2018		FY 2017
	USD	NTD	%	NTD	YoY%

Net Sales	10,050	307,634	100.0	341,028	(9.8)
Cost of Goods Sold	9,131	279,495	90.9	279,987	(0.2)

Gross Profit	919	28,140	9.1	61,042	(53.9)

Operating Expenses	701	21,472	7.0	21,903	(2.0)

Operating Profit(Loss)	218	6,668	2.2	39,139	(83.0)

Net Non-operating Income(Expenses)	149	4,548	1.5	224	1,926.1

Profit(Loss) before Income Tax	366	11,216	3.6	39,364	(71.5)

Income Tax Expense	(106)	(3,256)	(1.1)	(9,105)	(64.2)

Net Profit(Loss)	260	7,960	2.6	30,258	(73.7)

Other Comprehensive Income(Loss)	(45)	(1,384)	(0.4)	(960)	44.1

Total Comprehensive Income(Loss)	215	6,576	2.1	29,298	(77.6)
Net Profit(Loss) Attributable to:

Owners of Company	332	10,161	3.3	32,359	(68.6)
Non-Controlling Interests	(72)	(2,201)	(0.7)	(2,101)	4.7

Net Profit(Loss)	260	7,960	2.6	30,258	(73.7)
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	297	9,085	3.0	31,755	(71.4)
Non-Controlling Interests	(82)	(2,509)	(0.8)	(2,456)	2.1

Total Comprehensive Income(Loss)	215	6,576	2.1	29,298	(77.6)

Basic Earnings Per Share	0.03	1.06		3.36
Basic Earnings Per ADS(2)
	0.34	10.56		33.62
Weighted-Average Shares Outstanding ('M)		9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.61 per USD as of December 31, 2018

   (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES Consolidated Condensed Balance Sheets December 31, 2018 and 2017 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)

	December 31, 2018			December 31, 2017		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,260	69,163	16.9	105,021	23.8	(35,857)	(34.1)
Notes & Accounts Receivables	1,549	47,415	11.6	40,645	9.2	6,770	16.7
Other Current Financial Assets	104	3,169	0.8	589	0.1	2,581	438.4
Inventories	859	26,309	6.4	24,854	5.6	1,455	5.9
Other Current Assets	98	3,011	0.7	9,067	2.1	(6,056)	(66.8)
Total Current Assets	4,870	149,068	36.4	180,176	40.8	(31,108)	(17.3)
Long-term Investments	433	13,266	3.2	9,945	2.3	3,320	33.4
Net Fixed Assets	7,239	221,586	54.1	224,933	51.0	(3,347)	(1.5)
Other Non-Current Assets	847	25,912	6.3	26,397	6.0	(485)	(1.8)
Total Non-Current Assets	8,519	260,764	63.6	261,276	59.2	(512)	(0.2)
Total Assets	13,389	409,832	100.0	441,451	100.0	(31,620)	(7.2)
LIABILITIES
Short-term Borrowings	18	546	0.1	3,424	0.8	(2,878)	(84.0)
Accounts Payable	1,916	58,649	14.3	54,575	12.4	4,074	7.5
Current Installments of Long-term Borrowings	967	29,596	7.2	8,155	1.8	21,441	262.9
Current Financial Liabilities	1	22	0.0	107	0.0	(84)	(79.3)
Accrued Expense & Other Current Liabilities	944	28,893	7.1	28,845	6.5	49	0.2
Machinery and Equipment Payable	367	11,231	2.7	12,131	2.7	(900)	(7.4)
Total Current Liabilities	4,212	128,938	31.5	107,237	24.3	21,701	20.2
Long-term Borrowings	1,853	56,709	13.8	102,453	23.2	(45,743)	(44.6)
Other Non-Current Liabilities	226	6,906	1.7	6,517	1.5	389	6.0
Total Non-Current Liabilities	2,078	63,615	15.5	108,970	24.7	(45,354)	(41.6)
Total Liabilities	6,291	192,553	47.0	216,206	49.0	(23,653)	(10.9)
EQUITY
Common Stock	3,144	96,242	23.5	96,242	21.8	0	0.0
Capital Surplus	1,980	60,622	14.8	60,540	13.7	82	0.1
Retained Earnings	1,530	46,846	11.4	51,116	11.6	(4,270)	(8.4)
Other Equity	(28)	(848)	(0.2)	256	0.1	(1,104)	－
Non-Controlling Interests	471	14,416	3.5	17,091	3.9	(2,675)	(15.7)
Total Equity	7,098	217,279	53.0	225,245	51.0	(7,966)	(3.5)
Total Liabilities & Equity	13,389	409,832	100.0	441,451	100.0	(31,620)	(7.2)

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.61 per USD as of December 31, 2018

   (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP. AND SUBSIDIARIES Consolidated Condensed Cash Flow Statements For the Period Ended December 31, 2018 and 2017 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD)

	FY 2018		FY 2017

	USD	NTD	NTD
Cash Flow from Operating Activities:

Profit(Loss) before Income Taxes	366	11,216	39,364
Depreciation & Amortization	1,118	34,228	36,430
Share of Profit of Equity-Accounted Investees	(10)	(312)	(239)
Changes in Working Capital	(90)	(2,768)	8,789
Changes in Others	(71)	(2,163)	20

Net Cash Provided(Used) by Operating Activities	1,313	40,201	84,363
Cash Flow from Investing Activities:
Acquisitions of Financial Assets Measured at Fair Value	(195)	(5,962)	(187)
Proceeds from Disposal of Financial Assets Measured at Fair Value	32	984	0
Acquisitions of Financial Assets Carried at Cost	0	0	(14)
Proceeds from Return of Capital by Financial Assets Carried at Cost	0	0	32
Acquisitions of Equity-Accounted Investees	(22)	(685)	(397)
Proceeds from return of capital by equity-accounted investees	3	99	0
Acquisitions of Property, Plant and Equipment	(1,136)	(34,770)	(43,882)
Proceeds from Disposal of Property, Plant and Equipment	209	6,408	1,150
Decrease(Increase) in Other Financial Assets	(0)	(5)	(44)
Decrease(Increase) in Intangible Assets	0	0	(197)
Decrease(Increase) in Other Assets	(6)	(170)	(404)
Net Cash Increase(Decrease) Resulting from Change in Consolidated Entity	(13)	(397)	276

Net Cash Provided(Used) in Investing Activities	(1,127)	(34,498)	(43,667)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(92)	(2,818)	2,904
Increase(Decrease) in Long-term Borrowings	(799)	(24,465)	(12,571)
Increase(Decrease) in Guarantee Deposits	(0)	(13)	(35)
Cash Dividends	(472)	(14,436)	(5,390)
Changes in Non-Controlling Interests and Others	(4)	(114)	1,681

Net Cash Provided(Used) by Financing Activities	(1,367)	(41,847)	(13,410)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	9	286	(2,456)

Net Increase(Decrease) in Cash and Cash Equivalents	(1,171)	(35,857)	24,829
Cash and Cash Equivalents at Beginning of Period	3,431	105,021	80,191

Cash and Cash Equivalents at End of Period	2,260	69,163	105,021

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.61 per USD as of December 31, 2018